Exhibit 99.1

Recon Technology Streamlines Operations through Beijing Head Office

BEIJING, April 24, 2019 /PRNewswire/ — Recon Technology, Ltd. (Nasdaq: RCON) (“Recon” or the “Company”), a China-based independent solutions integrator in the oilfield service, environmental protection, electric power and coal chemical industries, today announced the Company is now managing the operations of its variable interest entities (“VIEs”) solely through its Beijing subsidiary, Recon Hengda Technology (Beijing) Co., Ltd. (“Recon BJ”).

In order to streamline its operations, the Company signed new VIE agreements that are similar to the old VIE agreements with its VIEs, Nanjing Recon Technology Co., Ltd. and Beijing BHD Petroleum Technology Co., Ltd. The Company took this action because it has been solely operating through its Beijing office in recent years. Upon the effectiveness of the new VIE agreements, the old VIE agreements signed with Recon Hengda Technology (Beijing) Co., Ltd. (“Recon BJ”) were terminated. Then Recon JN was dissolved. The Board of Directors approved the VIE transfer and the dissolution as disclosed on February 21, 2019. Before and after the VIE transfer and the dissolution, the Company effectively controls its VIEs. Recon BJ is a wholly owned subsidiary of the Company located in Beijing, China and prior to dissolution Recon JN was a wholly owned subsidiary of the Company located in Shandong, China.

Management Commentary

Mr. Shenping Yin, co-founder and CEO of Recon stated, “We are very pleased to have concluded this reorganization to manage our operation more efficiently. In late 2016 we set up our wholly owned subsidiary, Recon BJ, in Beijing to accommodate our management team, which was entirely located in Beijing. As a result, maintaining the office for our wholly owned subsidiary, Recon JN, in Jining, Shandong, was suboptimal and our Board of Directors agreed to dissolve Recon JN in February 2019. We completed the transfer of contractual relations from Recon JN to Recon BJ on April 1, 2019 and the dissolution of Recon JN on April 10, 2019. The transfer was done smoothly and the continuance of our operation was not interrupted. We will keep conduct our business as always and expect no negative impact of the transfer on our operation.”

About Recon Technology, Ltd.

Recon Technology, Ltd. (RCON) is China's first non-state-owned oil and gas field service company listed on NASDAQ. Recon supplies China's largest oil exploration companies, Sinopec (SNP) and CNPC, with advanced automated technologies, efficient gathering and transportation equipment and reservoir stimulation measure for increasing petroleum extraction levels, reducing impurities and lowering production costs. Through the years, RCON has taken leading positions on several segmented markets of the oil and gas filed service industry. RCON also has developed stable long-term cooperation relationship with its major clients, and its products and service are also well accepted by clients. For additional information please visit: www.recon.cn.

Forward Looking Statements

Forward-Looking Statements in this press release, which are not historical facts, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as “may,” “could,” "expect,” “intend,” “plan,” “seek,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” “likely,” “will,” “would” and variations of these terms and similar expressions, or the negative of these terms or similar expressions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by us and our management, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, among others, levels of spending in our industry as well as consumer confidence generally; changes in the competitive environment in our industry and the markets where we operate; our ability to access the capital markets; the results of cooperation between parties to cooperation agreements; and other risks discussed in the Company's filings with the U.S. Securities and Exchange Commission, including our Annual Report on Form 20-F, which filings are available from the SEC. We caution you not to place undue reliance on any forward-looking statements, which are made as of the date of this press release. We undertake no obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

For more information, please contact:

In China:

Ms. Jia Liu
Chief Financial Officer
Recon Technology, Ltd.
Phone: +86 (10) 8494-5799
Email: info@recon.cn

In the United States:

Ms. Tina Xiao
President
Ascent Investor Relations LLC
Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com